November 10, 2014	Writer’s Direct Contact
+1 (212) 468.8179
apinedo@mofo.com

Jennifer Gowetski

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Great Ajax Corp. Draft Registration Statement on Form S-11 Submitted September 23, 2014 Draft Registration Statement on Form S-11 Submitted September 29, 2014 CIK No. 0001614806

Dear Ms. Gowetski:

On behalf of our client, Great Ajax Corp. (the “Company”), we are concurrently herewith submitting to the Securities and Exchange Commission (the “Commission”) an amendment to the above-referenced draft registration statement (referred to herein for ease of reference as the “Amendment”). The Amendment incorporates responses to the comments transmitted by the Staff to us on October 21, 2014.

Below, we identify in bold the Staff’s comment and note in regular type our response. Page number references in our responses refer to the Amendment to the above-referenced draft registration statement.

General

1.	To the extent comments are issued on the Form S-11 primary registration statement that are also applicable to the resale registration statement on Form S-11, please make the appropriate corresponding changes.

We will submit an amendment to the confidentially submitted resale registration statement on Form S-11 that addresses the Staff’s comments.

2.	We note that although a table has been provided for capitalization and dilution, you have not yet populated these tables with quantitative

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information within your draft submission. We will review this information when provided and may have additional comments at that time.

We understand that the Staff may have comments to the capitalization and dilution tables, as well as other sections, once we populate the sections with financial information.

3.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

To date, the Company has not, and has not authorized any person, to provide institutional investors with any written communications. We will submit to the Staff on a supplemental basis any test-the-waters materials, if any.

4.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

We will submit any artwork for the Staff’s review.

5.	We note your analysis on pages 13-14, on pages 43-44 in the risk factors section and on pages 95-96 regarding why you believe your operations will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

The Company intends to conduct its operations so that neither the Company nor any of its subsidiaries is required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). The Company is organized as a holding company and conducts its business principally through the operating partnership. The Company intends to conduct its operations so that neither the Company nor the operating partnership come within the definition of an investment company by ensuring that less than 40% of the value of the Company’s total assets on an unconsolidated basis consists of “investment securities” as defined by the Investment

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Company Act, or the 40% Test. The operating partnership’s direct and indirect subsidiaries will rely upon certain exclusions from registration as an investment company under the Investment Company Act, including Section 3(c)(5)(C) of the Investment Company Act. Section 3(c)(5)(C), as interpreted by the Staff of the SEC, requires an entity to invest at least 55% of its assets in “mortgages and other liens on and interests in real estate” (“qualifying real estate interests”) and at least 80% of its assets in qualifying real estate interests plus “real estate-related assets.” In satisfying the 55% requirement, the entity may treat securities issued with respect to an underlying pool of mortgage loans in which it holds all of the certificates issued by the pool as qualifying real estate interests. The Company will treat whole-pool pass-through securities in which it invests as qualifying real estate interests for purposes of the 55% requirement.

The Company has also formed, and may in the future form, certain other wholly owned or majority-owned subsidiaries to undertake securitization activities. The Company expects that these subsidiaries will rely upon the exemption from registration as an investment company under the Investment Company Act pursuant to Section 3(c)(1) or 3(c)(7) of the Investment Company Act. The securities issued by any wholly owned or majority-owned subsidiary that the Company may form in the future and that are exempted from the definition of “investment company” based on Section 3(c)(1) or 3(c)(7) of the Investment Company Act, together with any other investment securities the Company may own, may not have a value in excess of 40% of the value of the Company’s total assets on an unconsolidated basis.

The Company will monitor its compliance with the 40% Test and the holdings of its subsidiaries to ensure that each of the Company’s subsidiaries is in compliance with an applicable exemption or exclusion from registration as an investment company under the Investment Company Act. We understand that our response on this matter may require further discussion with the Division of Investment Management.

6.	We note that you intend to elect to be taxed as a REIT and that you have not yet identified any specific assets to acquire with the net proceeds of this offering. As a result, your offering appears to constitute a “blind pool” offering. Accordingly, as applicable, please provide the disclosures required by Industry Guide 5. See Securities Act Release 33-6900.

While Guide 5 by its terms applies to real estate limited partnerships, we acknowledge that Release 33-6900 provides that the requirements of Guide 5 “should be considered, as appropriate, in the preparation of registration statements for real estate investment trusts.” In practice the Commission has requested Guide 5 disclosure for initial public offerings by newly formed real estate investment trusts (“REITs”) where more than 25% of the offering proceeds are not allocated in the use of proceeds disclosure to specific properties. We

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respectfully argue that Guide 5 disclosure is not necessary or appropriate for our offering because (i) the assets in which we will invest the offering proceeds have been sufficiently identified and described, and (ii) we are not newly formed and have an existing portfolio consisting of the same type of assets that we intend to acquire with the offering proceeds and will have a meaningful period of reported historical operations at the time we request effectiveness of the registration statement.

We have included in the Amendment updated portfolio information. As indicated in the Amendment, the Company has a sizeable loan portfolio. The disclosure in the “Use of Proceeds” section on page 60 has been revised to indicate that the Company intends to use the proceeds of the offering to acquire additional mortgage-related assets of the same type that currently comprise its loan portfolio. We believe that an investor in the offering will have available to it sufficient information at the time it makes an investment decision about the Company’s loan portfolio and the types of investments the Company intends to make such that the investor will not be exposed to the risks associated with an investment in a “blind pool.”

We further note that Guide 5 applies to registration statements for offerings of interests in a real estate limited partnership. Pursuant to Item 8 of Guide 5, a registration statement for such an offering is required to include certain performance data for the past three, and in some cases five, years with respect to other programs that have been sponsored by the general partner of the partnership and its affiliates (which are referred to together in Guide 5 as “sponsors”). We also note that the SEC has previously advised us that it has extended the application of Item 8 of Guide 5 to a registration statement for an equity offering by a REIT that does not have prior operating results if the registration statement does not specify the use of at least 75% of the expected proceeds of the offering.

Item 8 of Guide 5 calls for performance tables that illustrate the prior performance of programs sponsored by the sponsor. Although not defined in Guide 5, the Releases that accompanied the adoption of, and revisions to, Guide 5 (which was originally adopted as Guide 60), indicate that the term “program” was intended to apply to classic real estate syndications. In Release No. 34-18161 (October 7, 1981), for example, the Commission explained that a “program” is a three phase investment fund or a syndication involving (i) an offering or organization phase in which “the sponsor (who also serves as promoter and, later, general partner) organizes and registers the offering;” (ii) a second “operational phase of the program [which] commences with the acquisition of properties;” and (iii) a third phase in which “depending on the investment objectives of the program, the program is ‘completed’ as the partnerships are liquidated and wound down.” In our discussions with the Staff, we have also been informed that the Staff defines a Guide 5 “program” to be an investment fund or other similar investment vehicle (i) that primarily invests in real estate or real estate

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related investments and (ii) whose investors are passive and do not participate in the management of the investment vehicle.

During the five-year period for which Item 8 requires disclosure of prior performance tables, neither the Company’s manager, nor the Company, has sponsored any investment fund or other vehicle that meets the definition of a Guide 5 program.

Summary, page 1

7.	We note your primary strategy is to acquire, own and manage re-performing, sub- performing and non-performing mortgage loans. You also state on page 2 that Gregory was built to service “high-touch” assets. Please revise to clarify in your summary what you mean by “re-performing,” “sub-performing,” and “non-performing” loans as well as “high-touch” assets. In addition, please balance your disclosure in the summary regarding your belief that you will generate attractive risk-adjusted returns with the fact, if true, that all the loans you own or intend to acquire are distressed residential mortgage loans where the borrower has failed to make timely payments of principal currently or in the past and describe the significant risks associated with these loans.

On page ii, we have added disclosure providing the principal characteristics, in the Company’s view, of each loan category. In addition, we have revised the disclosure to clarify that the servicer, Gregory Funding, focuses on servicing loans that require substantial and active interaction with the borrower to address particular concerns, such as the need to modify the loan (referred to as “high touch” servicing).

We also have revised the disclosure in the Summary section relating to the risk-adjusted returns; see page 2.

8.	We note your disclosure on pages 1 and 4 discussing your intention to securitize your performing and re-performing whole loan portfolios as a financing tool. We further note your disclosure on page 35 discussing the need to accumulate a sufficient portfolio before entering into any securitization transaction. Please revise to describe the impact to your business if you are unable to securitize these loans, revise to quantify a “sufficient portfolio” and provide, if possible, any projected timeline you have for accumulating a sufficient portfolio. In addition, please balance this discussion with a brief description of any difficulties or risks associated with securitizing distressed loans.

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November 10, 2014
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We have included in the Amendment a summary of the Company’s recently completed securitization transaction. The Company is currently proceeding with a second securitization transaction and, once completed, the disclosures will be updated to reflect the terms of that second securitization. In light of the Company’s completion of a securitization, and after reviewing the current disclosures, we have concluded that no further disclosure changes are warranted at this time.

9.	You state on page 4 that, for loan pool acquisitions, you target a 10-18% unlevered return. Please revise to briefly explain what you mean by that statement and provide the basis for such statement, including clarifying whether you intend to use leverage.

We have revised the disclosure to note that when we refer to an unlevered return it is a return calculated without accounting for or giving effect to any borrowings.

As noted throughout the Registration Statement, such as on pages 35, 36, and 69, the Company intends to use leverage, including through repo financing arrangements, securitizations and credit facilities.

10.	We note your disclosure on pages 3, 5, and elsewhere indicating that you have the ability to offer financing to REO purchasers when you decide to sell REO in certain states. We also note your disclosure on page 91 that your affiliated Servicer has the ability to underwrite and offer mortgage financing to REO purchasers only in certain states. Please briefly revise your disclosure to clarify whether your ability to offer financing is limited to certain states and whether you intend to purchase the new mortgage loans originated by the Servicer in these circumstances. To the extent you intend to purchase loans originated by the Servicer, please briefly explain how such purchases comply with your policy to not purchase portfolio assets from any Aspen-affiliates, as disclosed on page 13.

We have revised the disclosures.

The Servicer services mortgage loans. The Servicer does not originate loans. The Company does not purchase mortgage loans from Aspen affiliates.

Our Strategy, page 3

11.	We note that your current portfolio consists of only a few REO and rental properties. We further note your disclosure on page 69 that you expect that many of your non-performing loans will enter foreclosure and ultimately become REO that will be sold or rented. Please briefly clarify here, if true,

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that you are not actively seeking to acquire REO or rental properties, but may acquire these properties subsequent to foreclosure, or similar proceedings, on your non-performing loans.

We have revised the disclosure to indicate that the Company does not actively seek to acquire REO or rental properties.

Our Portfolio, page 6

12.	Please revise to disclose here the breakdown of re-performing, sub-performing and non-performing loans in your portfolio. Please also include a breakdown of your fixed rate, ARM, and Hybrid ARM loans.

The tables have been revised to indicate the type of loan, i.e., fixed rate, ARM, and Hybrid ARM.

We have included a pie chart showing the percentage of the total portfolio by UPB represented by re-performing, sub-performing and non-performing loans.

13.	We note footnotes (1) and (2) to the table. Please revise to highlight how you account for loans that are owned by the Servicer as well as the minority interests of other investors in Little Ajax.

As disclosed in the Amendment, the Company now holds interests in the real estate-related assets purchased from Little Ajax II.

14.	Please revise to clarify what you mean by “Deferred Balance,” the date such deferred balance is due and clarify how the remaining term is calculated.

We have revised the disclosure.

Formation and Tax Status, page 7

15.	We note your disclosure on page 7 that each of the REIT Institutional Investors purchased 2,822,621 shares of your common stock and 468,105 OP units. Please revise to reconcile with your disclosure on pages 112 and elsewhere that each REIT Institutional Investor purchased 1,594,203 shares of your common stock and 453,551 OP units or advise.

We have revised the relevant disclosure to make it consistent in the Amendment.

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November 10, 2014
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16.	Please revise your organizational chart to clarify the entity through which you hold your assets and, as applicable, the entity that will hold any subordinated securities from your future securitizations.

We have revised all of the charts to reflect changes that have occurred since our last submission.

Management Agreement, page 9

17.	Given the complexity of the incentive fee calculation on page 10, please consider including a hypothetical example in the prospectus.

We have included an example to illustrate the calculation.

18.	Please revise the summary of fees payable to your Manager to include the termination fee. We note your disclosure on page 106 that the termination fee will be equal to twice the combined base fee and incentive fees payable to your Manager during the twelve-month period immediately preceding the date of termination.

We have revised the summary of fees to include disclosure of the termination fee.

Servicing Agreement, page 11

19.	Given the overlap in ownership of your Manager and the Servicer, please revise to clarify your description of fees payable to the Servicer and consider providing such description in tabular format, similar to your disclosure on pages 10-11 relating to the Management Agreement. Please include a description of any expense reimbursements and termination fees you may be required to pay under the Servicing Agreement. To the extent you have paid any fees, please revise to disclose any amounts paid.

We have added a description in tabular form of the principal terms of the servicing agreement.

We have conflicts of interest with our Manager, the Servicer, and Aspen . . ., page 39

20.	We note that this risk factor appears to address a number of distinct risks. Please revise to include sub-captions discussing each risk presented on pages 39-41.

We have revised the risk factor to highlight each distinct risk more clearly.

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November 10, 2014
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Structure and Formation Transactions, page 64

21.	We note your reference on page 64, and elsewhere, to Mr. Mendelsohn’s control of 50% of “the manager of Aspen.” Please revise the organization chart on page 65 to clarify, if true, that “Aspen Yo” is Aspen and clarify which entity is the manager of Aspen as well as how Aspen Capital fits into this chart. As you state on page 110 that each of Messrs. Mendelsohn and Rosenberg control 50% of manager of Aspen, please tell us with a view toward disclosure the extent to which Messrs. Mendelsohn and Rosenberg are able to control your actions as well as those of the Manager and Servicer.

In the first paragraph of the Summary, we state that “Aspen” refers to “Aspen Yo.” On page 14 we have indicated that “Aspen Capital” is a trade name for the companies with the Aspen name. We have also revised the disclosure regarding Messrs. Mendelsohn’s and Rosenberg’s ownership of 50% of the managing entity of Aspen. Mr. Rosenberg is not involved with the management of the Manager. We have clarified that he is the President of the Servicer. As such, he will have responsibility for running the Servicer. Mr. Mendelsohn is CEO of the Company as well as the CEO and “manager” of the Manager. As such, he will have appropriate responsibility for running the Company, subject to the oversight of its Board of Directors. We also note the disclosure under “Our Manager and the Management Agreement—Governance and Restrictions on Our Manager’s Operations,” which details limitations on certain actions that may be taken by the Manager.

Critical Accounting Policies, pages 70 – 72

22.	As disclosed on page 50, we note you have elected to use the extended transition period for complying with new or revised accounting standards for an “emerging growth company” pursuant to the JOBS Act. Please revise your critical accounting policy disclosures in MD&A to include a statement indicating that your financial statements may not be comparable to companies that comply with public company effective dates.

We have added additional disclosure in the MD&A regarding the Company’s election to rely on the extended transition period.

Strategy, page 80

23.	We note your references throughout this section to your proprietary models and your “comprehensive loan and property history data base and data

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tracking.” Please clarify if you own such proprietary models and data bases and specifically explain how these tools as well as your long-term relationships with sellers allow you to purchase loans at significant discounts to UPB and current property values.

We have revised the disclosures throughout to clarify that the data relating to historic loan performance are the Servicer’s data. The proprietary models relating to loan pricing and similar analytics used in the diligence relating to, and acquisition of, loans are the Manager’s data.

We have further revised our disclosures to clarify that the Manager is able to analyze potential loans using its proprietary models and analytics and these tools enable the Manager and the Company to acquire loans at prices it believes represent a discount to UPB and current property values in non-auction purchases.

Investment Process, page 88

24.	We note your disclosure on page 89 discussing the process that the Servicer, overseen by the Manager, uses for assessing portfolio investment opportunities. We further note your disclosure on pages 91, 104, and elsewhere, indicating that the Manager’s responsibility includes the sourcing, analyzing, and executing of asset acquisitions. Please revise your disclosure throughout to clarify who is responsible for sourcing acquisitions and how your Manager and Servicer divide duties.

The Servicer does not assess portfolio investment opportunities. The Servicer services loans that have been acquired.

The Manager is responsible for sourcing, analyzing and purchasing loans.

Commodity Pool Operator Exemption, page 96

25.	You state on page 96 that you expect to rely on no-action relief from the Commodities Futures Trading Commission. Please revise to disclose whether you have affirmatively claimed the relief by filing a notice with the CFTC.

The Company has not entered into any swap or other derivative. The Company intends to file the notice with the CFTC in December.

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November 10, 2014
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Management, page 97

26.	We note your disclosure on page 91 that Mr. Schaub serves as a member of your Manager’s internal investment committee. Please revise your disclosure in this section to describe each of your officer and director’s positions with your Manager and your Servicer, as applicable. To the extent that your Manager and Servicer share the same officers, please revise throughout your disclosure to clarify this.

We have revised our disclosures throughout to clarify any overlaps.

27.	Please revise this section briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each director and director nominee should serve on your board of directors.

We have added disclosure regarding the distinct skills that qualify each director and nominee to serve on the Company’s board.

Investment Supervisory Committee, page 101

28.	We note your disclosure on page 101 that the Investment Supervisory Committee will approve investments and acquisitions that exceed 15% of your equity. We also note that your previous disclosure on page 91 indicated that the committee will approve investments and acquisitions that exceed 10% of your equity. Please reconcile these disclosures and briefly clarify the role of the board of directors.

We have reconciled these disclosures.

Right of First Offer, page 120

29.	We note your disclosure on page 120 regarding the right of first offer for the REIT Institutional Investors. Please clarify whether the REIT Institutional Investors have the right of first offer in connection with this offering. If so, please tell us with view to disclosure how you intend to manage this right of first offer and how this right would be exercised.

We have revised the disclosures.

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November 10, 2014
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Audited – March 31, 2014

Note 2 – Significant Accounting Policies, page F-4

30.	Please revise to include your accounting policy for organization and offering costs. Reference is made to paragraph 720-15-25-1 of the FASB Accounting Standards Codification and SAB Topic 5A.

The disclosure has been so revised.

Note 4 – Subsequent Events, page F-6

31.	As disclosed on pages 9 through 12, we note you entered into management and servicing agreements on July 8, 2014. Please expand your disclosures to include significant terms related to these agreements. Expanded disclosures should include information related to fees and compensation to be paid.

The disclosures in the Subsequent Events notes have been revised to expand the discussion of the management agreement and the servicing agreement.

32.	We note you utilized $47.9 million of the proceeds from the private placement to acquire 82% of the equity interests in Little Ajax II. It appears your acquisition of Little Ajax II would be significant. Please clarify how you have evaluated the guidance in Rule 3 -05 and Article 11 of Regulation S-X in determining the need to provide separate financial statements and pro-forma financial information related to your acquisition of Little Ajax II.

In July 2014, the operating partnership acquired an approximate 82% interest in Little Ajax II, a limited liability company in order to acquire its loan portfolio. Subsequent to the Company’s initial confidential submission, and as described on page 65 of the Amendment, Little Ajax redeemed the membership interest of Great Ajax. In consideration for the redemption, Little Ajax II distributed to Great Ajax an 82% interest in all loans held by Little Ajax II, an 82% interest in all participation interests held by Little Ajax II and an 82% interest in all real property owned by Little Ajax II. After completion of this redemption, Great Ajax OP purchased, from Little Ajax II, for cash, Little Ajax II’s remaining (18%) interest in all of Little Ajax II’s loans, participation interests and real estate. As a result, the operating partnership directly holds all of the loans.

The acquisition constitutes an asset purchase, and not the acquisition of a business. Under Rule 3-05 of Regulation S-X, a business is identified by evaluating, among other things, whether there is sufficient continuity of operations pre- and post-acquisition so that the disclosure of pre-acquisition financial information would be material to an understanding of future operations.

Little Ajax II was not an operating company. It had no employees or management operations. We do not consider Little Ajax to have been an operating partnership or operating corporation as understood under Regulation S-X.

Jennifer Gowetski
November 10, 2014
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In analyzing the facts and circumstances under (d)(1) and (d)(2) of Rule 11-01, we note that Little Ajax II had no employees, and its operations were limited to the acquisition of financial assets (mortgage loans). Little Ajax II had no customers, facilities, systems, or unique business characteristics.

We also considered whether the acquired financial assets should be considered a “revenue producing activity” under (d)(1). While financial services companies do generally present interest income as a “revenue” line item on their financial statements, in the broader context of revenue, income derived from financial assets is not considered revenue, as evidenced by existing GAAP not including guidance on interest income within its revenue guidance, and the scoping out of financial instruments from the recently issued Accounting Standards Update on Revenue Recognition.

Moreover, the Company intended to acquire interests in real estate-related assets, such as mortgage loans, and not a “business.” The Company intends to be treated as a REIT for tax purposes and has an identified strategy that distinguishes it from Little Ajax II.

The Company also considered whether “disclosure of prior financial information is material to an understanding of future operations,” as required by Rule 11-01(d), would be a key issue to an investor. There is no standalone business or operating history of Little Ajax II that would be material to investors in the Company’s common stock. An investor would be interested principally in the characteristics of the assets (the loan UPB, LTV, contractual interest rate, etc.) at the date of acquisition, particularly when the pool of financial assets is constantly changing and does not have a meaningful operating history.

33.	We note that Little Ajax II is an affiliated entity. Please clarify to us how you have accounted for your acquisition of Little Ajax II. Within your response, please reference any authoritative guidance within Topic 805 of the Financial Accounting Standards Codification relied upon and describe the relationships existing between you and Little Ajax II prior to acquisition. Within your response, please clarify if such relationships include common ownership and/or management.

There was no direct relationship between Great Ajax Corp. and Little Ajax II prior to the acquisition.

The members of Little Ajax II at the time of the July 2014 transaction were affiliates of the REIT Institutional Investors, and third party investors unrelated to Great Ajax and

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unrelated to the REIT Institutional Investors. The manager of Little Ajax II was Gregory Funding, which is the Servicer.

Pursuant to the terms of the operating agreement of Little Ajax II, decisions regarding the entity generally required the consent of a majority in interest of the affiliates of the REIT Institutional Investors. The authority of the Manager of Little Ajax was limited and most actions required the consent of the investors and, as noted, a majority of interests were held by the REIT Institutional Investors. As a result, as a legal matter, we would conclude that Little Ajax II was “controlled” by affiliates of the REIT Institutional Investors that were members of Little Ajax II.

Consequently, the entities (the Company and Little Ajax II) were not under common control. The Company considered the guidance of ASC Topic 805, “Business Combinations,” and based on this guidance, concluded the entities were not entities under common control. We would not view the transactions as multi-step transactions with a related party, and there would be no gain/loss to be recorded in settlement of a preexisting contractual relationship.

The transaction was therefore accounted for as an asset acquisition, and the purchase price paid to acquire the interests of Little Ajax II is disclosed on pages 65-66, which is a price related to the fair value of the real estate related assets.

34.	Given that your own operations appear insignificant relative to the operations of Little Ajax II, please clarify how you have evaluated whether Little Ajax II represents a predecessor entity. Your response should address all facts and circumstances considered in reaching your conclusion. Please note that if deemed a predecessor entity, financial information of a predecessor is required for all periods before the acquisition, with no lapse in audited periods or omission of other information required pursuant to Articles 3, 10 and 12 of Regulation S-X.

As noted above in our response to comment 32, we do not consider the acquisition of an interest in the real estate-related assets of Little Ajax II to constitute the acquisition of a “business.” The Company considered it an asset acquisition.

Little Ajax II had no employees, no operations, no contractual arrangements and no other indicia typically associated with an “operating business;” Little Ajax II was a passive entity. The Company intends to qualify as a REIT for tax purposes and is managed by Thetis, its external manager, to meet the Company’s investment objectives, which are discussed at length in the Amendment. The Company was interested solely in the real estate related-assets of Little Ajax II, and, as evidenced by the subsequent

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transaction (post-July 2014) described on pages 65-66 of the Amendment, was not interested in maintaining Little Ajax II as a legal entity.

The Company also considered, as discussed above, the guidance in Rule 11-01(d) of Regulation S-X. There is no continuity of the entity’s operations prior to and after the transactions and the disclosure of the financial results of Little Ajax II would not be material to an investor in the Company’s common stock. It is also important to note that after the July 2014 date, Little Ajax II did not acquire any additional real estate-related assets—further demonstrating it is not an “operating business.”

The Company also considered the definition of “predecessor” in Rule 405 of Regulation C under the Securities Act, which is quite broad. That rule states that “predecessor” means a person the major portion of the business and assets of which another person acquired in a single succession, or in a series of related successions in each of which the acquiring person acquired the major portion of the business and assets of the acquired person. Again, as noted above, the Company does not believe it is appropriate to consider the acquisition of real estate related assets of Little Ajax to be the acquisition of a “business.” Section 1170.1 of the SEC Financial Reporting Manual suggests that it is only where a registrant succeeds to substantially all of the business (or a separately identifiable line of business) of another entity (or group of entities) and the registrant’s own operations prior to the succession appear insignificant relative to the operations assumed or acquired that predecessor financial information is required. The assets of the Company at the time that securities will be offered to the public will be comprised principally of real estate-related assets purchased from third parties, and will not be comprised principally of the real estate-related assets acquired from Little Ajax.

Un-Audited – June 30, 2014

Note 2 – Significant Accounting Policies

Basis of Presentation, page F-6

35.	Please revise to include a statement of whether all adjustments are of a normal recurring nature. If not, there shall be furnished information describing in appropriate detail the nature and amount of any adjustments other than normal recurring adjustments. Reference is made to Rule 10-01(b)(8) of Regulation S-X.

The disclosure has been so revised.

Jennifer Gowetski
November 10, 2014
Page Sixteen

Exhibit Index, page II-5

36.	We note you indicate that a number of your exhibits are to be filed by amendment. Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please file draft copies on EDGAR as correspondence.

We are submitting as exhibit 5.1 a form of legal opinion and as exhibit 8.1 a form of tax opinion.

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We appreciate the Staff’s time and attention to the Amendment and the responses to the Staff’s comments. Please call with any questions.

Sincerely,

Anna T. Pinedo